Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

May 4, 2017

VIA EDGAR

Mr. Jeffrey Foor
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Chartwell Funds
Registration Statement on Form N-14 (333-217095)

Dear Mr. Foor:

On behalf of The Chartwell Funds (the “Registrant”), below you will find the Registrant’s responses to comments conveyed by you via telephone on Friday, April 21, 2017, with regard to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2017, relating to the proposed reorganization of each series of Investment Managers Series Trust identified below as an “IMST Fund” with and into each corresponding series of the Registrant identified below as an “Acquiring Fund:”

IMST Fund		Acquiring Fund
Berwyn Fund	→	Berwyn Fund
Berwyn Income Fund	→	Berwyn Income Fund
Berwyn Cornerstone Fund	→	Chartwell Mid Cap Value Fund
Chartwell Short Duration High Yield Fund	→	Chartwell Short Duration High Yield Fund
Chartwell Small Cap Value Fund	→	Chartwell Small Cap Value Fund

We have included each of your comments in bold and have set forth the Registrant’s response immediately below each comment. These responses will be incorporated into an amendment to the Registration Statement. Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

Philadelphia | Washington | New York | Chicago

SEC Accounting Staff Comments

1.    Comment: Please note that the consent of the independent registered accounting firm that was filed with the Registration Statement will become stale on April 30, 2017. A new consent must accompany amendments to the Registration Statement made after such date.

Response: So noted. A new consent is to be filed with an amendment to the Registration Statement.

2. Comment: In the Q&A, under “How will the Reorganization affect the fees and expenses I pay as a shareholder of an IMST Fund?,” please include additional information regarding the expense limitation arrangements, including information regarding any exclusions and the recoupment periods. For the Berwyn Fund, Berwyn Income Fund and Chartwell Mid Cap Value Fund, disclose that Chartwell may begin recouping fees waived or payments made to such Funds after April 28, 2018. In addition, note that it is the staff’s position that the recoupment period should be 3 years from the time fees are waived, rather than the last 3 fiscal years. Please revise the disclosure accordingly.

Response: The following disclosure has been added to the Q&A, under “How will the Reorganization affect the fees and expenses I pay as a shareholder of an IMST Fund?:”

The expense limitation arrangements for the IMST Funds and the Acquiring Funds exclude any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses. Similar to the expense limitation arrangements for the IMST Funds, the expense limitation arrangements for the Acquiring Funds permit Chartwell to seek reimbursement from an Acquiring Fund, subject to limitations, of fees waived or payments made by Chartwell to the Acquiring Fund for a period ending three years after the date of the waiver or payment, provided that no reimbursement will cause the Acquiring Fund’s annual expense ratio to exceed the lesser of the (i) expense limitation amount in effect at the time such fees were waived or payments made, and (ii) the expense limitation amount in effect at the time of the reimbursement. With respect to the Berwyn Fund, Berwyn Income Fund and Chartwell Mid Cap Value Fund, Chartwell may only seek reimbursement for fees waived or payments made by Chartwell to such Funds after April 29, 2018.

3. Comment: In the Q&A, under “Will the Reorganizations result in any taxes?,” please provide additional information regarding the estimated percentage of the Berwyn Cornerstone Fund’s portfolio that will be disposed of in connection with the reorganization, as well as the estimated portfolio transaction costs and the estimated capital gains impact per share. Please also include this information with the other discussions of the repositioning of the Berwyn Cornerstone Fund in the Proxy Statement/Prospectus.

Response: The disclosure in the Q&A, under “Will the Reorganizations result in any taxes?” has been revised to include the following:

Although the Reorganizations are not expected to result in any taxes, following the Reorganization of the Berwyn Cornerstone Fund into the Chartwell Mid Cap Value Fund, the Chartwell Mid Cap Value Fund expects to be repositioned as its portfolio manager aligns the portfolio with the Chartwell Mid Cap Value Fund’s investment strategies. Based on the Berwyn Cornerstone Fund’s holdings as of April 28, 2017, it is estimated that approximately 90% (by value) of the Berwyn Cornerstone Fund’s holdings will be sold and securities that align with the principal investment strategies of the Chartwell Mid Cap Value Fund will be purchased following the Reorganization, resulting in estimated trading costs of approximately $27,000, and producing estimated net realized capital gains, if such holdings had been sold at the closing price on such date, of approximately $1.8 million, or $1.34 per share. The Chartwell Mid Cap Value Fund will bear the costs of any brokerage commissions, transaction costs, and similar expenses in connection with any purchases or sales of securities related to repositioning the Fund’s portfolio following the Reorganization. Shareholders of the Berwyn Cornerstone Fund holding their shares in taxable accounts and whose Berwyn Cornerstone Fund shares have unrealized tax losses should consult their tax advisers to determine whether redemption of their Fund shares prior to the Reorganization would be preferable to maintaining their investment in the Fund and receiving shares of the Chartwell Mid Cap Value Fund in connection with the Reorganization.

Similar disclosure has been added to the Proxy Statement/Prospectus under “Repositioning Costs.”

4. Comment: Under “Comparison of Fees and Expenses,” please confirm that the information in the fee and expense tables and the expense examples for the Funds reflect current fees and expenses.

Response: The Registrant confirms that the information in the fee and expense tables and the expense examples for the Funds reflect current fees and expenses.

5. Comment: Under “Comparison of Fees and Expenses,” in the footnotes describing the fee waiver and expense limitation arrangements for the Funds, please note the staff’s position that the recoupment period should be 3 years from the time fees are waived, rather than the last 3 fiscal years, and revise the disclosure accordingly.

Response: The disclosure has been revised as requested.

6. Comment: Under “Comparison of Fees and Expenses,” in the fee and expense table for the Berwyn Cornerstone Fund/Chartwell Mid Cap Value Fund, please add parentheses around the pro forma amount to be waived and/or reimbursed (i.e. (0.40)%) to reflect that this amount reduces the total annual fund operating expenses.

Response: The disclosure has been revised as requested.

7. Comment: Under “Comparison of Fees and Expenses,” in the expense example for the Berwyn Cornerstone Fund/Chartwell Mid Cap Value Fund, please confirm that the information reflects the fee waiver and expense limitation only for those periods in which the arrangements are in effect. Please confirm the accuracy of the expense information for the three-year period.

Response: The Registrant confirms that the information in the expense example reflects the fee waiver and expense limitation only for those periods in which the arrangements are in effect. The Registrant further confirms the information in the expense example for the three-year period.

8. Comment: Under “Repositioning Costs,” please provide additional information regarding the estimated percentage of the Berwyn Cornerstone Fund’s portfolio that will be disposed of in connection with the reorganization, as well as the estimated portfolio transaction costs and the estimated capital gains impact per share.

Response: Please see the response to Comment 3, above.

9. Comment: Under “Capitalization,” please update the capitalization tables.

Response: The capitalization information was included supplementally in a correspondence filing and such information will be included in an amendment to the Registration Statement.

SEC Disclosure Staff Comments

10.    Comment: In the Q&A, under “How will the Reorganization affect the fees and expenses I pay as a shareholder of an IMST Fund?,” please include additional information regarding the expense limitation arrangements, including information regarding any exclusions and the recoupment periods. For the Berwyn Fund, Berwyn Income Fund and Chartwell Mid Cap Value Fund, disclose that Chartwell may begin recouping fees waived or payments made to such Funds after April 28, 2018. In addition, note that it is the staff’s position that the recoupment period should be 3 years from the time fees are waived, rather than the last 3 fiscal years. Please revise the disclosure accordingly.

Response: The disclosure has been revised as requested. Please see the response to Comment 2.

11.    Comment: In the Q&A, under “Who is paying for expenses related to the Meeting and the Reorganizations?,” please reflect that Chartwell will not pay the costs associated with the repositioning of the Berwyn Cornerstone’s Fund’s portfolio in connection with the reorganization into the Chartwell Mid Cap Value Fund.

Response: The disclosure has been revised to add the language underlined below:

Chartwell will pay all costs relating to the Reorganizations, including the costs relating to the Meeting and the Proxy Statement. However, Chartwell will not pay the costs associated with the repositioning of the Berwyn Cornerstone Fund’s portfolio following the proposed Reorganization into the Chartwell Mid Cap Value Fund.

12.    Comment: In the Q&A, under “What will happen if the Plan is not approved by shareholders of an IMST Fund?,” please disclose the types of “other alternatives” that the IMST Board will consider if the Plan is not approved for an IMST Fund.

Response: The disclosure has been revised to add the language underlined below:

If shareholders of an IMST Fund do not approve the Plan, the IMST Fund will not be reorganized into the corresponding Acquiring Fund, and the IMST Board will consider other alternatives to the Plan, including liquidation of the IMST Fund or continuing the IMST Fund as a series of IMST.

13.    Comment: In the Q&A, under “Who do I call if I have questions?,” please disclose that Broadridge Financial Solutions, Inc. is the proxy solicitor.

Response: The disclosure has been added as requested.

14.    Comment: On the cover page of the Proxy Statement/Prospectus, please include the file numbers for the materials that are being incorporated by reference.

Response: The disclosure has been added as requested.

15.    Comment: Please confirm that the Proxy Statement/Prospectus includes the information required by Item 11 of Form N-1A (as required by Item 5(a) of Form N-14).

Response: The Registrant confirms that the information required by Item 11 of Form N-1A (as required by Item 5(a) of Form N-14) is included in the Proxy Statement/Prospectus.

 16.    Comment: On page 2 of the Proxy Statement/Prospectus, in the second paragraph (beginning with “The IMST Funds will not pay for the costs of the Reorganizations or the Meeting”), please disclose that Broadridge Financial Solutions, Inc. has been hired as the proxy solicitor.

Response: The disclosure has been added as requested.

17.    Comment: Please disclose in the Proxy Statement/Prospectus the material terms of the contract with Broadridge Financial Solutions, Inc.

Response: The disclosure under “Method and Cost of Solicitation” has been revised to include the following:

Broadridge Financial Solutions, Inc. (the “Solicitor”) has been retained for proxy solicitation services, including print, mail and tabulation services, as well as the facilitation of mail, telephone and internet voting, at an anticipated cost of approximately $450,000.

18.    Comment: Under “Comparison of Fees and Expenses,” in footnote 2 describing the fee waiver and expense limitation arrangements for the Acquiring Funds, please disclose that any reimbursements to the Advisor may not exceed the expense limitation amount in place at the time such fees were waived or expenses reimbursed. In addition, please note the staff’s position that the position that the recoupment period should be 3 years from the time fees are waived, rather than the last 3 fiscal years, and revise the disclosure accordingly.

Response: The disclosure has been revised as requested.

19.    Comment: Under “Comparison of Investment Objectives and Principal Investment Strategies,” with respect to the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund, please confirm whether shareholders of the Berwyn Cornerstone Fund will receive at least 60 days’ notice of the change to the investment objective.

Response: The Registrant notes that the investment objective of the Berwyn Cornerstone Fund is not changing, and therefore, notice of a change to the Berwyn Cornerstone Fund’s investment objective is not required. Rather, shareholders of the Berwyn Cornerstone Fund are being asked to approve the reorganization of the Berwyn Cornerstone Fund into the Chartwell Mid Cap Value Fund, with all of its features, including an investment objective that is slightly different than that of the Berwyn Cornerstone Fund, as described in the Registration Statement. When the shareholders of the Berwyn Cornerstone Fund vote on the proposed Reorganization, they are being asked to accept a different security in exchange for their existing securities. The Registrant believes that the Registration Statement provides the information necessary for shareholders of the Berwyn Cornerstone Fund to decide whether to take the new security, as a whole, in exchange for their existing security.

20.    Comment: Under “Comparison of Investment Objectives and Principal Investment Strategies,” with respect to the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund, please highlight the differences in the investment strategies in the paragraphs preceding the table.

Response: The disclosure has been added as requested.

21.    Comment: Under “Comparison of Investment Objectives and Principal Investment Strategies,” with respect to the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund, in the paragraph preceding the table comparing the investment objectives and strategies, consider removing the term “slightly” from the statement that the Funds have “slightly different investment strategies.”

Response: The sentence has been revised to state the following: “As described below, the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund have similar, but not identical, investment objectives, and there are some differences in principal investment strategies.”

22.    Comment: Under “Comparison of Investment Objectives and Principal Investment Strategies,” with respect to the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund, the table shows limitations on issuer and industry concentrations for the Berwyn Cornerstone Fund and no corresponding limitations for the Chartwell Mid Cap Value Fund. Please confirm whether any changes to these limitations for the Berwyn Cornerstone Fund will result from the reorganization.

Response: A description of the guidelines to be followed by the Adviser with respect to the management of the Chartwell Mid Cap Value Fund has been added to the table comparing the investment objectives and principal investment strategies of the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund. In addition, the following has been added to the discussion preceding the table:

Under normal circumstances, the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund aim to invest less than 5% of the value of their respective assets in in any single issuer (at the time of purchase). In addition, the Berwyn Cornerstone Fund normally aims to invest less than 20% of the value of its portfolio assets in any one industry (at the time of purchase), whereas the Chartwell Mid Cap Value Fund normally limits investments in any one sector (at the time of purchase) to the greater of: (i) 150% of the benchmark sector weight, or (ii) 5% of the total value of the assets in the portfolio. However, both the Berwyn Cornerstone Fund and the Chartwell Mid Cap Value Fund have adopted a fundamental policy, which may not be changed without shareholder approval, that prohibits the Funds from investing 25% or more of their respective total assets (at the time of purchase) in any one industry or group of industries (other than securities issued by the U.S. Government, its agencies or instrumentalities).

23.    Comment: Under “Comparison of Principal Risks,” the table of risks shows “Small-Cap and Mid-Cap Company Risk” in one caption. Because investments in small-cap companies is not identified as a principal strategy of the Chartwell Mid Cap Value Fund, consider revising the caption and risk descriptions to separate small-cap company risk and mid-cap company risk.

Response: The captions and risk descriptions have been revised to separate small-cap company risk and mid-cap company risk.

24.    Comment: Under “Performance Information—Prior Performance for Accounts Similar to the Chartwell Mid Cap Value Fund Managed by the Advisor,” supplementally explain the reason for excluding non-fee paying accounts and accounts paying fees of $250,000 or less, and why such exclusions do not cause the performance to be misleading.

Response: The performance data for the Chartwell Mid Cap Value composite was calculated using the Global Investment Performance Standards (“GIPS”), which are a set of recognized industry standards for the composition of composites such as the Chartwell Mid Cap Value composite. The GIPS Handbook includes a Frequently Asked Questions (“FAQs”) section on composite composition that provides guidance on non-fee-paying accounts. Among such FAQs are the following:

How do we determine what is considered a non-fee-paying portfolio? If a portfolio pays no investment management fees, it is considered a non-fee-paying portfolio. Some firms may manage portfolios that have a minimal investment management fee that is meant to cover operating or transaction costs. If a portfolio has a very small investment management fee that is not representative of an investment management fee a portfolio would typically pay, the firm should consider such a portfolio as a non-fee-paying portfolio.

How should incubator fund performance be presented under the GIPS standards? Incubator funds typically are portfolios set up with firm assets to initiate a new type of asset management. As such, they are typically non-fee-paying portfolios. The GIPS standards only require fee-paying portfolios to be included in the firm’s composites. However, the GIPS standards permit firms to include non-fee-paying portfolios in their composites. If non-fee-paying portfolios are included in one of the firm’s composites, the GIPS standards require that the firm present the percentage of the composite assets represented by the non-fee-paying portfolios as of the end of each annual period. (emphasis added)

Based on the foregoing, and the disclosure accompanying the table stating that non-fee paying accounts and accounts paying fees of $250,000 or less are excluded from the performance information, the Registrant does not believe the exclusion of such accounts causes the performance information to be misleading. In addition, the Registrant has confirmed with the Adviser that the inclusion of non-fee paying accounts could overstate the performance of fee paying accounts which makes up vast majority of accounts in the composite, and, therefore, the Adviser believes excluding non-fee paying accounts results in a more conservative representation of performance and is consistent with GIPS.

25.    Comment: Under “Performance Information—Prior Performance for Accounts Similar to the Chartwell Mid Cap Value Fund Managed by the Advisor,” please represent supplementally that the Registrant has the records to support the performance of these accounts as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant represents that it has the records to support the performance of the accounts that comprise the data in the table included under “Performance Information—Prior Performance for Accounts Similar to the Chartwell Mid Cap Value Fund Managed by the Advisor.”

26.    Comment: Under “Performance Information—Prior Performance for Accounts Similar to the Chartwell Mid Cap Value Fund Managed by the Advisor,” in the table describing average annual total returns, please clarify that net returns reflect all fees, expenses and sales loads. The presentation may exclude custodial fees as long as this exclusion is disclosed.

Response: The disclosure has been revised as requested.

27. Comment: Under “Performance Information—Prior Performance for Accounts Similar to the Chartwell Mid Cap Value Fund Managed by the Advisor,” in the table describing average annual total returns, if the standardized SEC method for calculating performance was not used to calculate the performance information, please disclose how the performance information was calculated.

Response: The Registrant has added the following disclosure after the composite performance table:

The Advisor has prepared and presented this information in compliance with the Global Investment Performance Standards (GIPS) which differs from the SEC method of calculating performance. The GIPS standards are a set of standardized, industry-wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

28.    Comment: Under “Key Information about the Proposals—Board Considerations Related to the Proposed Reorganizations,” please indicate whether the IMST Board considered: (i) the repositioning costs and potential tax consequences to shareholders of the Berwyn Cornerstone Fund; (ii) the change in portfolio managers for the Berwyn Cornerstone Fund, including the experience and background of the portfolio manager for the Chartwell Mid Cap Value Fund; and (iii) the change in investment objectives and policies of the Berwyn Cornerstone Fund.

Response: IMST has confirmed that its Board considered the factors listed above. In that connection, the “Key Information about the Proposals—Board Considerations Related to the Proposed Reorganizations” section has been revised to add the disclosure underlined below:

With respect to the proposed reorganization of the Berwyn Cornerstone Fund into the Chartwell Mid Cap Value Fund, the Trustees also considered:

• the proposed change in investment objectives and policies of the Berwyn Cornerstone Fund, including among other things the shift from focusing on large- and mid-cap stocks to focusing more on mid-cap stocks, noting the performance history of Chartwell’s mid-cap value product, that the Berwyn Cornerstone Fund has not attracted significant investment since its inception, and that Chartwell believes that the Chartwell Mid Cap Value Fund may provide a more attractive investment opportunity that generates more interest in the marketplace, potentially resulting in increased assets and economies of scale;

• that the current portfolio managers of the Berwyn Cornerstone Fund would not manage the assets of that Fund after its reorganization, but the Trustees are familiar with the portfolio manager who would manage the Chartwell Mid Cap Value Fund because he is the portfolio manager of the Chartwell Small Cap Value Fund, which is another series of IMST, and the depth of his investment experience and background; and

• that following the Reorganization of the Berwyn Cornerstone Fund into the Chartwell Mid Cap Value Fund, the Chartwell Mid Cap Value Fund expects to be repositioned as the portfolio manager aligns the portfolio with the Chartwell Mid Cap Value Fund’s investment strategies; that the Chartwell Mid Cap Value Fund will bear the costs of any brokerage commissions and other transaction costs in connection with any such purchases or sales of securities after the reorganization, which commissions and costs are estimated by Chartwell to be approximately $27,000; that the sale of portfolio securities held by the Berwyn Cornerstone Fund also may result in the recognition of capital gains to the Chartwell Mid Cap Value Fund that, to the extent not offset by capital losses, would be distributed to shareholders and would be taxable to shareholders who hold shares in taxable accounts; that if the Berwyn Cornerstone Fund were liquidated on April 28, 2017, over 75% of the shares of the Fund would realize capital gains, and as of that date over 50% of the shares of the Berwyn Cornerstone Fund are held by shareholders in tax-advantaged accounts such as 401(k) accounts and individual retirement accounts; and that shareholders of the Berwyn Cornerstone Fund holding their shares in taxable accounts and whose Berwyn Cornerstone Fund shares have unrealized tax losses would be advised to consult their tax advisers regarding the advisability of redeeming their Berwyn Cornerstone Fund shares or maintaining their investment in the Fund and receiving shares of the Chartwell Mid Cap Value Fund in connection with the Reorganization.

Based on all of the foregoing, the IMST Board concluded that each IMST Fund’s participation in the applicable proposed Reorganization would be in the best interests of the IMST Fund and would not dilute the interests of the IMST Fund’s existing shareholders. The Board, including those Board members who are not “interested persons” of IMST, as defined in the 1940 Act, unanimously recommends that shareholders of each IMST Fund approve the Plan for the Reorganization of the IMST Fund.

29.    Comment: Under “Key Information about the Proposals—Board Considerations Related to the Proposed Reorganizations,” please provide any additional information regarding the IMST Board’s conclusions with respect to the items discussed.

Response: IMST has confirmed that it has included in the “Key Information about the Proposals—Board Considerations Related to the Proposed Reorganizations” section all of the relevant information regarding its Board’s conclusions with respect to the items discussed.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please do not hesitate to call me at (215) 564-8089, or Alan R. Gedrich at (215) 564-8050.

Sincerely,
/s/ Cory O. Hippler
Cory O. Hippler